Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended March 31, 2014
(millions of dollars)
Operating revenues	$6,156
Fuel, purchased power costs and delivery fees	(2,944)
Net loss from commodity hedging and trading activities	(76)
Operating costs	(866)
Depreciation and amortization	(1,316)
Selling, general and administrative expenses	(700)
Franchise and revenue-based taxes	(76)
Impairment of goodwill	(1,000)
Other income	10
Other deductions	(160)
Interest income	1
Interest expense and related charges	(2,003)
Loss before income taxes	(2,974)
Income tax benefit	638
Net loss	(2,336)
Net loss attributable to noncontrolling interest	107
Net loss attributable to EFCH	$(2,229)